[TEXT]
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 3)*

Name of Issuer:  Capstead Mortgage Corporation

Title of Class of Securities: Common Stock, par value $0.01 per share

CUSIP Number:  14067E 10

No fee is required with respect to this filing.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:  Howard Hughes Medical Institute
     I.R.S. Identification No. of Above Person:  59-0735717

2.   Not Applicable.

3.   SEC Use Only.

4.   Citizenship or Place of Organization:  Delaware



5.   Sole Voting Power:  925,780 (includes, pursuant to Rule 13d-
3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)



6.   Shared Voting Power:  0



7.   Sole Dispositive Power:  925,780  (includes, pursuant to
Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)



8.   Shared Dispositive Power:  0



9.   Aggregate Amount Beneficially Owned by Each Reporting
Person: 925,780 (includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)



10.  Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*



11. Percent of Class Represented by Amount in Row 9: 6.0% (includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute)



12.  Type of Reporting Person*:  EP

Item 1.

     (a)  Name of Issuer:  Capstead Mortgage Corporation ("CMC").
     (b)  Address of Issuer's Principal Executive Offices:  2001
          Bryan Tower, Dallas, Texas 75265.

Item 2.

     (a)  Name of Person Filing:  Howard Hughes Medical
          Institute.



     (b)  Address of Principal Business Office:  4000 Jones
          Bridge Road, Chevy Chase, Maryland 20815-6789.



     (c)  Citizenship:  Delaware not-for-profit corporation.
     (d)  Title of Class of Securities:  Common Stock, par value
          $0.01 per share of CMC.
     (e)  CUSIP Number:  14067E 10 0.

Item 3.   If this statement is being filed pursuant to Rule 13d-
1(b) or 13d-2(b), check whether the person filing is:  X
Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Item 4.   Ownership.



     (a) Amount Beneficially Owned: 925,780, which includes, pursuant to Rule 13d-3(d)(1)(i)(B), 175,780 shares that would be received upon conversion of 550,000 shares of issuer's series B convertible preferred stock held by the Institute.
     (b)  Percent of Class:  6.0%
     (c)  Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote: 925,780 (see item 4(a), above).
          (ii) Shared power to vote or to direct the vote:  0.
          (iii)Sole power to dispose or to direct the disposition: 925,780 (see item 4(a), above).
          (iv) Shared power to dispose or to direct the disposition: 0.



Item 5.   Ownership of Five Percent or Less of a Class: N/A.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person: N/A.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company: N/A.

Item 8.   Identification and Classification of Members of the
          Group: N/A.

Item 9.   Notice of Dissolution of Group: N/A.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 14, 1994

By:  s/s Jose E. Trias
     Jose E. Trias, Esq.
     Vice President and General Counsel